Filed pursuant to Rule 433

Registration Statement Nos. 333-290665 and 333-290665-01

BofA Finance LLC

Fully and Unconditionally Guaranteed by Bank of America Corporation

Market Linked Securities

Market Linked Securities—Auto-Callable with Contingent Coupon with Memory Feature and Contingent Downside

Principal at Risk Securities Linked to the Lowest Performing of the Common Stock of Intel Corporation, the Common Stock of Morgan Stanley and the Common Stock of Caterpillar Inc. due August 10, 2028

Term Sheet to Preliminary Pricing Supplement dated August 7, 2026

Summary of Terms (continued)

Coupon Barrier:	For each Underlying Stock, 50% of its Starting Price
Threshold Price:	For each Underlying Stock, 50% of its Starting Price
Calculation Agent:	BofA Securities, Inc. (“BofAS”), an affiliate of BofA Finance
Underwriting Discount**:

Up to 2.075% per Security; dealers, including those using the trade name Wells Fargo Advisors (WFA), may receive a selling concession of 1.50% per Security and WFA may receive a distribution expense fee of 0.075% per Security.

CUSIP:	09712GAN4
Material Tax Consequences:	See the preliminary pricing supplement.

* Subject to change.

** In addition, selected dealers may receive a fee of up to 0.20% per Security for marketing and other services

Hypothetical Payout Profile (Maturity Payment Amount)

If the Securities are not automatically called prior to maturity and the Ending Price of the Lowest Performing Underlying Stock on the Final Calculation Day is less than its Threshold Price, you will lose more than 50%, and possibly all, of the principal amount of your Securities at maturity.

Any return on the Securities will be limited to the sum of your Contingent Coupon Payments, if any. You will not participate in any appreciation of any Underlying Stock, but you will have full downside exposure to decreases in the value of the Lowest Performing Underlying Stock on the Final Calculation Day if the Ending Price of that Underlying Stock is less than its Threshold Price.

The initial estimated value of the Securities as of the pricing date is expected to be between $920.00 and $970.00 per Security, which is less than the public offering price . The actual value of your Securities at any time will reflect many factors and cannot be predicted with accuracy. See “Selected Risk Considerations” beginning on page PS-9 of the accompanying preliminary pricing supplement and “Structuring the Securities” on page PS-21 of the accompanying preliminary pricing supplement for additional information.

Preliminary Pricing Supplement: https://www.sec.gov/Archives/edgar/data/70858/000191870426023106/form424b2.htm

Summary of Terms

Issuer and Guarantor:	BofA Finance LLC (“BofA Finance” or “Issuer”) and Bank of America Corporation (“BAC” or “Guarantor”)
Underlying Stocks:	The Common Stock of Intel Corporation, the Common Stock of Morgan Stanley and the Common Stock of Caterpillar Inc.
Pricing Date*:	August 7, 2026
Issue Date*:	August 12, 2026
Denominations:	$1,000 and any integral multiple of $1,000. References in the pricing supplement to a “Security” are to a Security with a principal amount of $1,000.
Contingent Coupon Payments (with Memory Feature):

On each Contingent Coupon Payment Date, you will receive a Contingent Coupon Payment at a per annum rate equal to the Contingent Coupon Rate if, and only if, the stock closing price of the Lowest Performing Underlying Stock on the related Calculation Day is greater than or equal to its Coupon Barrier. Each Contingent Coupon Payment, if any, will be calculated per Security as follows: ($1,000  ×  Contingent Coupon Rate) / 12. In addition, if the stock closing price of the Lowest Performing Underlying Stock on one or more Calculation Days is less than its Coupon Barrier and, on a subsequent Calculation Day, the stock closing price of the Lowest Performing Underlying Stock on that subsequent Calculation Day is greater than or equal to its Coupon Barrier, the Securities will pay the Contingent Coupon Payment due for that subsequent Calculation Day plus all previously unpaid Contingent Coupon Payments (without interest on amounts previously unpaid).

Contingent Coupon Payment Dates:	Monthly, on the third business day following each Calculation Day; provided that the Contingent Coupon Payment Date with respect to the Final Calculation Day will be the Maturity Date.
Contingent Coupon Rate:	At least 26.40% per annum, to be determined on the pricing date
Automatic Call:

If the stock closing price of the Lowest Performing Underlying Stock on any of the Calculation Days from November 2026 to July 2028, inclusive, is greater than or equal to its Starting Price, the Securities will be automatically called, and on the related Call Settlement Date you will be entitled to receive a cash payment per Security equal to the principal amount per Security plus a final Contingent Coupon Payment and any previously unpaid Contingent Coupon Payments, if otherwise payable.

Calculation Days*:	Monthly, on the 7th of each month, commencing September 2026 and ending July 2028, and August 7, 2028 (the “Final Calculation Day”).
Call Settlement Date:	Three business days after the applicable Calculation Day
Maturity Payment Amount (per Security):

If the Securities are not automatically called, you will receive a Maturity Payment Amount that could be equal to or less than the principal amount per Security, determined as follows:

●if the Ending Price of the Lowest Performing Underlying Stock on the Final Calculation Day is greater than or equal to its Threshold Price: $1,000; or

●if the Ending Price of the Lowest Performing Underlying Stock on the Final Calculation Day is less than its Threshold Price:

$1,000 × Performance Factor of the Lowest Performing Underlying Stock on the Final Calculation Day

Maturity Date*:	August 10, 2028
Lowest Performing Underlying Stock	For any Calculation Day, the Lowest Performing Underlying Stock will be the Underlying Stock with the lowest Performance Factor on that Calculation Day.
Performance Factor:	With respect to an Underlying Stock on any Calculation Day, its stock closing price on such Calculation Day divided by its Starting Price (expressed as a percentage).
Starting Price:	For each Underlying Stock, its stock closing price on the pricing date
Ending Price:	For each Underlying Stock, its stock closing price on the Final Calculation Day

The Securities have complex features and investing in the Securities involves risks not associated with an investment in conventional debt securities. Potential purchasers of the Securities should consider the information in “Selected Risk Considerations” beginning on page PS-9 of the accompanying preliminary pricing supplement and in “Risk Factors” beginning on page PS-6 of the accompanying product supplement, page S-7 of the accompanying prospectus supplement, and page 7 of the accompanying prospectus.

This introductory term sheet does not provide all of the information that an investor should consider prior to making an investment decision.

Investors should carefully review the accompanying preliminary pricing supplement, product supplement, prospectus supplement and prospectus before making a decision to invest in the Securities.

NOT A BANK DEPOSIT AND NOT INSURED OR GUARANTEED BY THE FDIC OR ANY OTHER GOVERNMENTAL AGENCY

Selected Risk Considerations

The risks set forth below, as well as additional risks related to this investment, are discussed in detail in the “Selected Risk Considerations” section in the accompanying preliminary pricing supplement.  Please review those risk disclosures carefully.

●Your investment may result in a loss; there is no guaranteed return of principal.

●Your return on the Securities is limited to the return represented by the Contingent Coupon Payments, if any, over the term of the Securities.

●The Securities are subject to a potential automatic call, which would limit your ability to receive the Contingent Coupon Payments over the full term of the Securities.

●You may not receive any Contingent Coupon Payments.

●Because the Securities are linked to the lowest performing (and not the average performance) of the Underlying Stocks, you may not receive any return on the Securities and may lose a significant portion or all of your principal amount even if the stock closing price of one Underlying Stock is always greater than or equal to its Coupon Barrier or Threshold Price, as applicable.

●Higher Contingent Coupon Rates are associated with greater risk.

●Your return on the Securities may be less than the yield on a conventional debt security of comparable maturity.

●The Contingent Coupon Payment, payment upon automatic call or Maturity Payment Amount, as applicable, will not reflect the stock closing price of the Underlying Stocks other than on the Calculation Days.

●A Contingent Coupon Payment Date, a Call Settlement Date and the Maturity Date may be postponed if a Calculation Day is postponed.

●We are a finance subsidiary and, as such, have no independent assets, operations or revenues.

●Any payment on the Securities is subject to the credit risk of BofA Finance, as issuer, and BAC, as Guarantor, and actual or perceived changes in BofA Finance’s or the Guarantor’s creditworthiness are expected to affect the value of, or any amounts payable on, the Securities.

●The public offering price you pay for the Securities will exceed their initial estimated value.

●The initial estimated value does not represent a minimum or maximum price at which BofA Finance, BAC, BofAS or any of our other affiliates or Wells Fargo Securities, LLC (“WFS”) or its affiliates would be willing to purchase your Securities in any secondary market (if any exists) at any time.

●BofA Finance cannot assure you that a trading market for your Securities will ever develop or be maintained.

●The Securities are not designed to be short-term trading instruments, and if you attempt to sell the Securities prior to maturity, their market value, if any, will be affected by various factors that interrelate in complex ways, and their market value may be less than the principal amount.

●Trading and hedging activities by BofA Finance, the Guarantor and any of our other affiliates, including BofAS, and WFS and its affiliates, may create conflicts of interest with you and may adversely affect your return on the Securities and their market value.

●There may be potential conflicts of interest involving the calculation agent, which is an affiliate of ours.

●Any payments on the Securities will depend upon the performance of the Underlying Stocks, and therefore the Securities are subject to the following risks, each as discussed in more detail in the accompanying product supplement.

oThe Securities may become linked to the common stock of a company other than an original Underlying Stock Issuer.

oWe cannot control actions by an Underlying Stock Issuer.

oWe and our affiliates have no affiliation with any Underlying Stock Issuer and have not independently verified any public disclosure of information.

oYou have limited anti-dilution protection.

●The U.S. federal income tax consequences of the Securities are uncertain, and may be adverse to a holder of the Securities.

This term sheet is a summary of the terms of the Securities and factors that you should consider before deciding to invest in the Securities. BofA Finance and BAC have filed a registration statement (including preliminary pricing supplement, product supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read this term sheet together with the Preliminary Pricing Supplement dated August 7, 2026, Product Supplement No. WF-1 dated December 8, 2025 and the Prospectus Supplement and Prospectus each dated December 8, 2025 to understand fully the terms of the Securities and other considerations that are important in making a decision about investing in the Securities. If the terms described in the accompanying preliminary pricing supplement are inconsistent with those described herein, the terms described in the accompanying preliminary pricing supplement will control. You may get these documents without cost by visiting EDGAR on the SEC Web site at sec.gov. Alternatively, any agent or any dealer participating in this offering will arrange to send you the accompanying preliminary pricing supplement, Product Supplement No. WF-1 and prospectus supplement and prospectus if you so request by calling toll-free at 1-800-294-1322.

Wells Fargo Advisors is a trade name used by Wells Fargo Clearing Services, LLC and Wells Fargo Advisors Financial Network, LLC, members SIPC, separate registered broker-dealers and non-bank affiliates of Wells Fargo Finance LLC and Wells Fargo & Company.

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